                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009
                         ------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    -----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F [X]      FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                              YES [_]      NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 5, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 5, 2009
                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

              G. WILLI-FOOD EXTENDS TENDER OFFER FOR ACQUISITION OF
                               GOLD FROST SHARES

YAVNE, ISRAEL - MARCH 5, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
("G. WILLI FOOD"), announces that it has extended its previously announced tender offer to purchase from the holders of shares and/or depositary interests of Gold Frost Ltd. ("GOLD FROST") all of the issued and outstanding share capital of Gold Frost not already held by G. Willi Food for a price of 5 pence per share or per depositary interest in cash. The tender offer, which was originally scheduled to expire at 3:00 p.m., London time, on March 5, 2009, has been extended to 3:00 p.m., London time, on April 2, 2009 (the "OFFER PERIOD").
All other terms and conditions of the tender offer remain in effect, including the condition that the number of shares and depositary interests duly tendered constitute, upon expiration of the Offer Period and together with the shares held by G. Willi Food at such time, more than 95 per cent of the issued and outstanding share capital of Gold Frost. The terms and conditions of the tender offer are set forth in the tender offer document dated, 5 February 2009.

COMPANY CONTACT:
G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.